UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2021

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: April 26, 2021	By:	/s/ Lai Ling Tam
Name: Lai Ling Tam
Title: Director

Nam Tai Property To Report First Quarter 2021 Results On April 29, 2021

SHENZHEN, China – April 26, 2021 – Nam Tai Property Inc. ("Nam Tai" or the "Company") (NYSE: NTP) today announced that it will report its unaudited results for the quarter ended March 31, 2021 before the U.S. market opens on Thursday, April 29, 2021.

Forward-looking Statement and Factors that Could Cause our Share Price to Decline

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "might", "can", "could", "will", "would", "anticipate", "believe", "continue", "estimate", "expect", "forecast", "intend", "plan", "seek", or "timetable". These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties.

Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP").

Please refer to our corporate website (https://www.namtai.com/) or the SEC website (www.sec.gov) for our press releases and financial statements.

Contacts

Ira Gorsky, Edelman

Email: Ira.gorsky@edelman.com

Cell: 732-740-5872

Media and Investor Relations, Nam Tai Property Inc.

E-mail: ir@namtai.com.cn